Exhibit 99.1

Transition Therapeutics to Host Investor Day and Webcast on May 28th in New York City

Live Webcast Beginning at 8am Eastern Time on May 28th

TORONTO, May 27, 2014 /CNW/ - Transition Therapeutics Inc. ("Transition" or the "Company") (NASDAQ: TTHI) (TSX: TTH) announced today that it will host an Investor Day on Wednesday, May 28th in New York City.  An industry key opinion leader, Constantine G. Lyketsos, MD, and Transition's executive management team will offer insights into Transition's lead drug candidate, ELND005, and its potential role in the treatment of Alzheimer's disease.

The presentations, followed by a question-and-answer session, will be webcast live beginning at 8am Eastern Time.  The webcast and accompanying presentation materials will be accessible live and archived on the Media Center section of the Transition corporate website at www.transitiontherapeutics.com.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company's lead CNS drug candidate is ELND005 for the treatment of Alzheimer's disease and Down syndrome.  Transition's lead metabolic drug candidate is TT-401 (LY2944876) for the treatment of type 2 diabetes and accompanying obesity. The Company's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials and potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

SOURCE Transition Therapeutics Inc.

%CIK: 0001399250

For further information:

For further information on Transition, visit www.transitiontherapeutics.com or contact:
Dr. Tony Cruz
Chief Executive Officer
Transition Therapeutics Inc.
Phone: 416-260-7770, x.223
tcruz@transitiontherapeutics.com

CO: Transition Therapeutics Inc.

CNW 08:01e 27-MAY-14